787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 26, 2010

VIA EDGAR

John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BlackRock Multi-Sector Bond Portfolio (formerly, BlackRock Fixed Income Value Fund) (the “Fund”)

Dear Mr. Ganley:

     On behalf of the Fund, a series of BlackRock Funds II (the “Trust”), we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendment number 26 (the “Amendment”), to the Fund’s Registration Statement on Form N-1A (the “Registration Statement”).

     The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that it become effective on February 26, 2010.

     The Amendment is being filed for the purpose of updating the financial statements and other information and to make other non-material changes. Officers of the Fund have reviewed the Amendment and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).

     The Amendment also contains the Fund’s responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 25, 2010 regarding the Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on December 8, 2009. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

NE W YORK     WASHINGTON, DC     PARIS     LONDON     MILAN     ROME     FRANKFURT     BRUSSELS

February 26, 2010

Comment 1:

Principal Investment Strategies: The Fund discloses that “[t]he management team selects bonds from several sectors including: commercial and residential mortgage-backed securities, collateralized mortgage obligations (“CMOs”), asset-backed securities, corporate bonds, corporate loans, preferred securities, convertible securities, U.S. Government mortgage-related securities and U.S. Treasuries and agency securities.” Please explain why preferred securities are considered bonds.

Response:	The Fund has revised this disclosure by deleting reference to preferred securities in the above-referenced sentence.

Comment 2:

Description of the Fund’s participation in the TALF Program as set out in the principal investment strategies section: Please clarify the description of the TALF Program, and whether the Fund “invests” or is engaged in borrowing through participation in the TALF Program. Consider revising the description of the haircut. Consider disclosing how much of the Fund’s assets will generally be invested through the TALF Program.

Response:

The description of the Fund’s participation in the TALF Program has been substantially revised to read as follows: “The Fund may purchase certain mortgage-backed and asset-backed securities with the proceeds from loans obtained under the Term Asset-Backed Securities Loan Facility Program (“TALF Program”), delivering such securities as collateral under the Program. In addition, the Fund may deliver mortgage backed and asset-backed securities already owned by the Fund as collateral for such a loan, and may use the proceeds to purchase other securities consistent with the Fund’s investment strategies.”

The revised description is provided in the principal investment strategies section of the statutory prospectus and indicates that the mortgage-backed and asset- backed securities purchased with the proceeds from TALF Program loans are part of the Fund’s investment strategy of investing in mortgage-backed and asset-backed securities generally. Reference to the haircut has been deleted in the revised description in the prospectus, although it remains in the Fund’s Statement of Additional Information.

Comment 3:

Principal Investment Strategies: The Fund discloses that the management team selects bonds from several sectors, including asset-backed securities. Due to the fact that the Fund may invest up to 15% of its net assets in illiquid securities, please confirm that the asset-backed securities to be invested by the Fund are liquid or that the illiquid asset-backed securities will not cause the Fund to exceed its 15% illiquid securities limitation.

Response:	Most of the asset-backed securities of which the Fund intends to invest will be liquid securities, as determined by the Fund’s investment manager. To the extent that

February 26, 2010

they are not liquid, such investments will not cause the Fund to exceed its 15% illiquid securities limitation.

Comment 4:

Principal Investment Strategies: The Fund discloses that it intends on maintaining a portfolio average credit quality that is above investment-grade. Please explain how the Fund calculates the portfolio average credit quality that is above investment-grade assessments.

Response:	In calculating the portfolio’s credit quality, BlackRock uses a weighted average methodology. BlackRock obtains the ratings issued by S&P and Moody for each fixed-income security the portfolio holds and assigns a numerical value to that rating in accordance with the following: AAA is assigned a 3, BBB is assigned a 2, CCC is assigned a 1 and unrated is assigned a 0. BlackRock calculates a numerical average for each fixed-income security based on the numerical values assigned to them (the “average rating”). BlackRock then multiplies the average rating by the weight of the fixed-income security in the portfolio (the “weighted credit contribution”). BlackRock totals the weighted credit contribution of the fixed-income securities which equals the portfolio’s average credit rating (see example below). If the portfolio’s average credit rating is equal to or greater than 2, then the portfolio would pass as above-investment grade; should the portfolio’s average credit rating fall below this limitation, BlackRock is expected to purchase only securities that are above the specified average credit rating. The portfolio average credit rating is calculated and monitored on a daily basis.
Bond	Value	% NAV	Moody	S&P	Avg Rating	Weighted Credit Contribution
1	100	20.33%	3	3	3	0.6098
2	99	20.12%	3	2	2.5	0.5030
3	98	19.92%	3	0	1.5	0.2988
4	101	20.53%	2	3	2.5	0.5132
5	94	19.11%	2	2	2	0.3821

Sum	492	100.00%		Portfolio Average Rating		2.3069

Comment 5: Response:	Please consider shortening the risk disclosures in the summary prospectus. The requested changes have been made and the risk disclosures have been shortened.

Comment 6:	Please explain in more detail the difference between illiquid securities risk and liquidity risk.

Response: Comment 7:	The two risk disclosures have been combined under “Liquidity Risk.” Please state why the loans under the TALF Program are not a “borrowing” subject to Section 18(f) of the 1940 Act.

Response:

The Fund intends to rely on the staff’s position articulated in a no-action letter to Franklin Templeton Investments dated June 19, 2009 with respect to the Fund’s participation in the TALF Program and the treatment of the loans under the TALF Program for purposes of compliance with Section 18(f) of the 1940 Act.

* * * * * * * * * *

     The Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Fund’s documents.

     Please do not hesitate to contact me at (212) 728-8555 if you have comments or if you require additional information regarding the Fund’s Registration Statement.

Respectfully submitted,

/s/ Edward Gizzi

Edward Gizzi

cc:	Denis Molleur, Esq. Maria Gattuso, Esq.